EXHIBIT 99

PRESS RELEASE

Magna Announces 2022 Annual and Special Meeting Results

AURORA, Ontario, May 03, 2022 (GLOBE NEWSWIRE) -- Magna International Inc. (TSX: MG; NYSE: MGA) today announced voting results from its 2022 annual and special meeting of shareholders held on May 3, 2022. A total of 232,806,238 Common Shares or 78.92% of our issued and outstanding Common Shares were represented in person or by proxy at the meeting. Shareholders voted in favour of each item of business, as follows:

a.        Election of Directors

Nominee	Votes FOR	Nominee	Votes FOR
Peter G. Bowie	99.39%	Mary Lou Maher	99.75%
Mary S. Chan	99.41%	William A. Ruh	99.77%
Hon. V. Peter Harder	98.92%	Dr. Indira V. Samarasekera	97.74%
Seetarama S. Kotagiri (CEO)	99.52%	Dr. Thomas Weber	98.87%
Dr. Kurt J. Lauk	99.37%	Lisa S. Westlake	99.17%
Robert F. MacLellan	99.53%

b.        Other Items of Business

Item	Votes FOR
Reappointment of Deloitte	99.69%
Ratification of 2022 Treasury PSU Plan	98.77%
Say on Pay	93.16%

Based on the voting results, each of the 11 nominees was elected with a substantial majority. Similarly, Deloitte was reappointed as Magna’s independent auditors and the Ratification of 2022 Treasury PSU Plan resolution and Say on Pay resolution were approved, in each case by a substantial majority. Detailed voting results are included as Appendix “A” to this press release.

INVESTOR CONTACT
Louis Tonelli, Vice-President, Investor Relations
louis.tonelli@magna.com │ 905.726.7035

MEDIA CONTACT
Tracy Fuerst, Vice-President, Corporate Communications & PR
tracy.fuerst@magna.com │ 248.761.7004

OUR BUSINESS (1)
Magna is more than one of the world’s largest suppliers in the automotive space. We are a mobility technology company with a global, entrepreneurial-minded team of 161,000 employees and an organizational structure designed to innovate like a startup. With 60+ years of expertise, and a systems approach to design, engineering and manufacturing that touches nearly every aspect of the vehicle, we are positioned to support advancing mobility in a transforming industry. Our global network includes 340 manufacturing operations and 89 product development, engineering and sales centres spanning 28 countries.

For further information about Magna (NYSE:MGA; TSX:MG), please visit www.magna.com or follow us on Twitter @MagnaInt.

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(1) Manufacturing operations, product development, engineering and sales centres and employee figures include certain equity-accounted operations.

Appendix “A”

VOTING RESULTS - 2022 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Resolution	Votes For		Votes Withheld/Against
	#	%	#	%
Elect Peter G. Bowie as Director	231,374,175	99.39	1,421,979	0.61
Elect Mary S. Chan as Director	231,435,066	99.41	1,370,938	0.59
Elect Hon. V. Peter Harder as Director	230,298,851	98.92	2,507,153	1.08
Elect Seetarama S. Kotagiri (CEO) as Director	231,697,560	99.52	1,108,444	0.48
Elect Dr. Kurt J. Lauk as Director	231,341,811	99.37	1,464,193	0.63
Elect Robert F. MacLellan as Director	231,714,117	99.53	1,091,887	0.47
Elect Mary Lou Maher as Director	232,227,934	99.75	578,070	0.25
Elect William A. Ruh as Director	232,277,362	99.77	528,642	0.23
Elect Dr. Indira V. Samarasekera as Director	227,555,242	97.74	5,250,762	2.26
Elect Dr. Thomas Weber as Director	230,169,245	98.87	2,636,759	1.13
Elect Lisa S. Westlake as Director	230,868,401	99.17	1,937,603	0.83
Re-Appointment of Deloitte LLP as Auditors	232,087,040	99.69	718,964	0.31
Ratification of 2022 Treasury PSU Plan	229,952,696	98.77	2,853,078	1.23
Advisory Resolution on Executive Compensation	216,883,761	93.16	15,915,292	6.84